SCHEDULE “B”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INTERIM ORDER

FILED IN THE SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JULY 7, 2006
NO. S064371
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND COPPERCO RESOURCE CORP.

PETITIONERS

AFRICO RESOURCES LTD.

RESPONDENT

INTERIM ORDER

BEFORE THE HONOURABLE MADAM JUSTICE LOO	FRIDAY, THE 7TH DAY OF JULY, 2006

THIS APPLICATION of the Petitioners coming on for hearing without notice at Vancouver, British Columbia, on the 7th day of July, 2006, and on hearing J. Brent MacLean, counsel for the Petitioners; and upon reading the Petition herein dated the 7th day of July, 2006 and filed and the Affidavit of David W. Adamson, sworn on the 7th day of July, 2006 and filed; and upon being advised that the Respondent Africo Resources Ltd. is aware of the terms of the Interim Order being sought and does not object to this application:

THIS COURT ORDERS THAT:

MEETING OF THE SHAREHOLDERS OF THE RUBICON MINERALS CORPORATION

1.  The Petitioner, Rubicon Minerals Corporation (“Rubicon”), is directed to convene an annual and special meeting (the “Rubicon Special Meeting”) of its shareholders to be held on Tuesday, the 8th day of August, 2006 at 2:00 p.m. at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, to be held for the purpose, inter alia, of considering and, if deemed advisable, approving with or without modification a plan of arrangement (the “Arrangement”) substantially in the form attached as Exhibit “I” to the arrangement agreement (the “Arrangement Agreement”) attached as Exhibit  “B “ to the Affidavit of David W. Adamson , which Arrangement is proposed to be made among the Petitioners, Africo Resources Ltd. (“Africo”) and their respective shareholders.

RECORD DATE

2.  The record date for determination of the shareholders of Rubicon, entitled to receive notice of and attend and vote at the Rubicon Special Meeting is 5:00 p.m. on the 4th day of July, 2006 (the “Rubicon Record Date”).

NOTICE OF RUBICON SPECIAL MEETING

3.  Good and sufficient notice of the Rubicon Special Meeting, for all purposes, will be given by Rubicon by mailing, by prepaid first class mail, not less than 21 days before the day appointed for the Rubicon Special Meeting:

(a)	a Notice calling the Rubicon Special Meeting;

(b)	an instrument of proxy; and,

(c)	the Management Information Circular, appending, inter alia, the Notice of Hearing of Petition herein (the “Notice of Hearing”) and this Interim Order (the “Management Information Circular”),

(collectively, the “Rubicon Mailed Materials”),

in substantially the form attached as Exhibits “C”, “D” and “E” respectively to the Affidavit of David W. Adamson, with such amendments thereto as counsel for the Petitioners may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order.

4.  The Rubicon Mailed Materials will be mailed by prepaid first class mail addressed to the following persons:

(a)	the shareholders of Rubicon at their registered addresses, as they appear on the Central Securities Register of Rubicon on the Rubicon Record Date; and

(b)	the directors and auditors of Rubicon.

5.  Delivery of the Rubicon Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the Business Corporations Act.

6.  The accidental omission to give notice of the Rubicon Special Meeting to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Rubicon Special Meeting.

PROCEEDINGS OF THE RUBICON SPECIAL MEETING

7.  The Chair of the Rubicon Special Meeting will be an officer or director of Rubicon, who will be appointed by the directors of Rubicon for that purpose.

8.  The Chair of the Rubicon Special Meeting is at liberty to call on the assistance of legal counsel to Rubicon at any time and from time to time, as the Chair of the Rubicon Special Meeting may deem necessary or appropriate, during the Rubicon Special Meeting, and such legal counsel is entitled to attend the Rubicon Special Meeting for this purpose.

9.  The Rubicon Special Meeting shall otherwise be conducted in accordance with the provisions of the Business Corporations Act and the Articles of Rubicon, subject to the terms of this Interim Order.

QUORUM AND VOTING

10.  The quorum for the transaction of business by shareholders of Rubicon at the Rubicon Special Meeting will be the quorum of shareholders required by the Articles of Rubicon.

11.  The vote of the shareholders of Rubicon required to adopt the resolution in respect of the Arrangement (the “Arrangement Resolution”) at the Rubicon Special Meeting will be the affirmative vote of not less than two-thirds of the votes cast by shareholders of Rubicon who vote in person or by proxy on the Arrangement Resolution.

ADJOURNMENT OF RUBICON SPECIAL MEETING

12.  The Rubicon Special Meeting may be adjourned for any reason upon the approval of the Chair of the Rubicon Special Meeting, and if the Rubicon Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Rubicon Special Meeting to a date which is not more than 30 days thereafter.

RUBICON DISSENT RIGHTS

13.  Each registered shareholder of Rubicon is granted the right of dissent in respect of the Arrangement set out in Article 5 of the Arrangement Agreement appended hereto as Schedule “I”.

MEETING OF THE SHAREHOLDERS OF AFRICO

14.  The Respondent Africo is directed to convene a special meeting (the “Africo Special Meeting”) of its shareholders to be held on Friday, the 11th day of August, 2006 at 1:30 p.m., or such other date as Africo may appoint, at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, to be held for the purpose of considering and, if deemed advisable, approving with or without modification the Arrangement.

RECORD DATE

15.  The record date for determination of shareholders of Africo entitled to receive notice of and attend and vote at the Africo Special Meeting is 5:00 p.m. on the 4th day of July, 2006 (the “Africo Record Date”).

NOTICE OF AFRICO SPECIAL MEETING

16.  Good and sufficient notice of the Africo Special Meeting for all purposes will be given by Africo by mailing by pre-paid first class mail, not less than 21 days before the day appointed for the Africo Special Meeting:

(a)	a notice calling the Africo Special Meeting which shall comply with the requirements of the Business Corporation Act; and

(b)	the Management Information Circular.

(collectively, the “Africo Mailed Materials”).

17.  The Africo Mailed Materials will be mailed by pre-paid first class mail addressed to the following persons:

(a)	the shareholders of Africo at their registered addresses, as they appear on the Central Securities Register of Africo on the Africo Record Date; and,

(b)	the directors and auditors of Africo.

18.  Delivery of the Africo Mailed Materials as ordered herein shall constitute compliance with the requirements of 290(1)(a) of the Business Corporations Act.

19.  The accidental omission to give notice of the Africo Special Meeting to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Africo Special Meeting.

PROCEEDINGS OF THE AFRICO SPECIAL MEETING

20.  The Chair of the Africo Special Meeting will be an officer or director of Africo, who will be appointed by the directors of Africo for that purpose.

21.  The Chair of the Africo Special Meeting is at liberty to call on the assistance of legal counsel to Africo at any time and from time to time, as the Chair of the Africo Special Meeting may deem necessary or appropriate, during the Africo Special Meeting, and such legal counsel is entitled to attend the Africo Special Meeting for this purpose.

22.  The Africo Special Meeting shall otherwise be conducted in accordance with the provisions of the Business Corporations Act and the Articles of Africo, subject to the terms of this Interim Order.

QUORUM AND VOTING

23.  The quorum for the transaction of business by shareholders of Africo at the Africo Special Meeting will be the quorum of shareholders required by the Articles of Africo.

24.  The vote of the shareholders of Africo required to adopt the resolution in respect of the Arrangement (the “Arrangement Resolution”) at the Africo Special Meeting will be the affirmative vote of not less than two-thirds of the votes cast by shareholders of Africo who vote in person or by proxy on the Arrangement Resolution.

ADJOURNMENT OF AFRICO SPECIAL MEETING

25.  The Africo Special Meeting may be adjourned for any reason upon the approval of the Chair of the Africo Special Meeting, and if the Africo Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Africo Special Meeting to a date which is not more than 30 days thereafter.

AFRICO DISSENT RIGHTS

26.  Each registered shareholder of Africo is granted the right of dissent in respect of the Arrangement set out in Article 6 of the Arrangement Agreement appended hereto as Schedule “II”.

SERVICE OF NOTICE OF HEARING

27.  Delivery of the Notice of Hearing as herein set out will be good and sufficient service of the Notice of Hearing upon all those shareholders of Rubicon and Africo who may wish to appear in these proceedings and no other form of service need be made. Service of the Rubicon Mailed Materials on the shareholders of Rubicon shall be deemed to be effected on the second day following the day on which the Rubicon Mailed Materials are mailed to the shareholders of Rubicon. Service of the Africo Mailed Materials on the shareholders of Africo shall be deemed to be effected on the second day following the day on which the Africo Mailed Materials are mailed to the shareholders of Africo.

28.  Service of the Notice of Hearing herein upon the option holders and warrant holders of Rubicon and the auction holders of Africo shall be made by the Petitioner Rubicon posting the Management Information Circular on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators. Service of the Notice of Hearing on the option holders and warrant holders of Rubicon and the option holders of Africo shall be deemed to be effected on the second day following the day on which the management information circular is posted on the SEDAR website.

29.  The Petitioners are not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioners, including affidavits filed in support of such motions, or any orders made on application by the Petitioners, including this Interim Order, on any shareholder, option holder or warrant holder of the Petitioners or Africo except on written request.

30.  The Petitioners and Africo are at liberty to serve the Notice of Hearing on persons outside the jurisdiction of this Honourable Court in the manner specified in this Interim Order.

FINAL APPLICATION

31.  Upon the approval, by special resolution, of the shareholders of Rubicon of the Arrangement, the Petitioners may apply (the “Application”) for the Final Order and declaration of fairness sought in the Petition herein on Tuesday, August 15, 2006 at 9:45 a.m. or so soon thereafter as the Application may be heard or at such other date and time as this Honourable Court may direct.

32.  In the event that the hearing of the Application is adjourned, only those persons who filed and delivered an Appearance in accordance with this Interim Order need be served and provided with notice of the adjourned hearing date.

33.  Any shareholder of a Petitioner or the Respondent Africo and any holder of options, warrants or other securities of a Petitioner or the Respondent Africo may appear and make representations at the hearing of the Petition herein (the “Hearing”), provided that such shareholder or other security holder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Honourable Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Hearing, including an outline of such applicant’s proposed submissions, to the solicitors for the Petitioners at their address for delivery set out in the Petition, on or before 4:00 p.m. on Friday, the 11th day of August, 2006, subject to the direction of this Honourable Court.

34.  If the Hearing is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the immediately foregoing paragraph, need be served with notice of the adjourned date.

35.  The Petitioners, the Respondent Africo or any other person or entity affected, are entitled, at any time, to seek leave to vary this Interim Order.

36.  Rules 44 and 51A will not apply for any further applications in respect of this proceeding including the Application and any application to vary this Interim Order.

BY THE COURT

“Signature”
______________________________
REGISTRAR

APPROVED AS TO FORM:

“J. Brent MacLean”

Counsel for the Petitioners
(J. Brent MacLean)
ENTERED
JULY 07 2006
VANCOUVER REGISTRY
VOL S1392 FOL 80

Schedule “I”

fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON

SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the “Rubicon Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent (“Notice of Dissent”) to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a “Rubicon Dissenting Shareholder”. A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder’s name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the “Notice Shares”), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e)	if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)
a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder’s name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the “Notice to Proceed”) to the Rubicon Dissenting Shareholder promptly after the later of:

(a)	the date on which Rubicon forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a)	a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares, and

(c)
if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a)	properly exercises the Rubicon Dissent Right by complying with all of the procedures (the “Dissent Procedures”) required to be complied with by a Rubicon Dissenting Shareholder, will:

(i)	be bound by the provisions of this Article 5;

(ii)	be deemed not to have participated in the Arrangement; and

(iii)
cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b)	seeks to exercise the Rubicon Dissent Right, but:

(i)	who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii)	subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder’s Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder’s dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the “Non-Distributed New Rubicon, Paragon and CopperCo Shares”), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the “Africo Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent (“Notice of Dissent”) to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an “Africo Dissenting Shareholder”. An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder’s name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the “Notice Shares”), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

Schedule “II”

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the “Non-Distributed New Rubicon, Paragon and CopperCo Shares”), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the “Africo Dissent Right”) in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent (“Notice of Dissent”) to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an “Africo Dissenting Shareholder”. An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder’s name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a)	identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b)
set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the “Notice Shares”), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c)
if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d)
if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e)	if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial owner, and

(ii)
a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder’s name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the “Notice to Proceed”) to the Africo Dissenting Shareholder promptly after the later of:

(a)	the date on which Africo forms the intention to proceed, and

(b)	the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a)	a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b)	the certificates representing the Notice Shares, and

(c)
if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

(i)	the names of the registered owners of those other shares,

(ii)	the number of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a)	determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the “Non-Distributed CopperCo Shares”), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

NO. S064371
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND COPPERCO RESOURCE CORP.
PETITIONERS
AFRICO RESOURCES LTD.
RESPONDENT

INTERIM ORDER

DAVIS & COMPANY LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Tel. No. 604.687.9444
Fax No. 604.687.1612
File No. 50233-00001                                    BZM/jxl

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